Filed Pursuant to Rule 424(b)(5)
Registration No. 333-273552

PROSPECTUS SUPPLEMENT, DATED AUGUST 24, 2023

(To Prospectus dated August 9, 2023)

CUENTAS INC.

311,771 Shares of Common Stock

This supplement is being filed to update, amend and supplement certain information in our prospectus dated August 9, 2023, pursuant to which the selling shareholders named therein, or their assignees may offer and sell up to an aggregate of 311,771 shares of our common stock from time to time. Sales of our common stock, if any, under the prospectus may be made in negotiated transactions or transactions that are deemed to be “at the market,” as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made directly on The Nasdaq Capital Market or similar securities exchanges or sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices.

This supplement should be read in conjunction with the prospectus. This supplement is only intended to update, amend and supplement certain information in the prospectus to the extent set forth herein. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the prospectus.

This supplement is being filed to reflect that on August 21, 2023, we entered into a Warrant Exercise and Inducement Letter (the “Inducement Letter”) with Armistice Capital Master Fund Ltd. (“Armistice”), the registered holder of existing warrants to purchase shares of the Company’s common stock at an exercise price of $7.67 per share, issued in a private placement on August 8, 2022 (the “August 2022 Warrants”) and warrants to purchase shares of the Company’s common stock at an exercise price of $17.16 per share issued in a private placement on February 8, 2023 (the “Purchase Warrants,” and together with the August 2022 Warrants,” the “Existing Warrants”), pursuant to which Armistice, one of the selling shareholders, agreed to exercise for cash its Existing Warrants to purchase an aggregate of 616,303 shares of the Company’s common stock, including the Purchase Warrants, at a reduced exercised price of $3.30 per share, in consideration for the Company’s agreement to issue a new warrant (the “Inducement Warrant”) to purchase up to 1,232,606 shares of the Company’s common stock (the “Inducement Warrant Shares”). On August 24, 2023 Armistice exercised the Existing Warrants, including the Purchase Warrants, as amended by the Inducement Letter, at an exercise price of $3.30 per share.

You should review carefully the risks described in the section titled “Risk Factors” beginning on page 7 of the prospectus before investing in our common stock.

Supplement dated August 24, 2023 to Prospectus dated August 9, 2023.